DATED: 31 October 2005
C&C CORP/23469-1/SJE : LN:1F55F8D_26(3)

Framework Agreement

between

Telefónica S.A.

and

O2 plc

CityPoint One Ropemaker Street London EC2Y 9SS
T +44 (0)20 7628 2020 F +44 (0)20 7628 2070 DX Box No 12

CONTENTS

1.	Interpretation	1

2.	Conduct of Business	3

3.	Implementation of the Offer	4

4.	Matching Right	5

5.	Inducement Fee	6

6.	Termination	6

7	Costs	6

8.	Information Supplied	7

9.	Notices	7

10.	General	7

11.	Law and Jurisdiction	7

12.	Third Party Rights	7

THIS AGREEMENT is dated the 31st day of October 2005 and made

BETWEEN:

(1)	Telefónica S.A., a company incorporated under the laws of Spain having its registered office at Gran Via, 28, 28013 Madrid, Spain ("Telefónica"); and

(2)	O2 plc, a public company limited by shares incorporated in England and Wales with registered number 05310128 whose registered office is at Wellington Street, Slough, Berkshire SL1 1YP England ("O2").

Background:

(A)	The Parties have been in discussions in relation to a potential recommended offer by Telefónica (or any wholly-owned subsidiary of Telefónica) to acquire the entire issued and to be issued share capital of O2 on the terms set out in the Press Announcement and shall include such acquisition if implemented by way of a Scheme (the "Offer").

(B)	The Parties have agreed to regulate certain matters in connection with the Offer on the terms and conditions of this Agreement.

THE PARTIES AGREE THAT:

1.	Interpretation

1.1	Definitions

In this Agreement unless the context otherwise requires:

“associate” has the meaning ascribed to it in the Code;

“Associated Undertaking” means in relation to a company, any subsidiary undertaking or parent undertaking of it or any subsidiary undertaking of such a parent undertaking;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national regional or local;

“Code” means the City Code on Takeovers and Mergers;

"Inducement Fee" means as defined in clause 5.1;

"Competing Offer" means an offer for all of the issued share capital of O2 or any proposal involving a reorganisation or Scheme involving the acquisition of all of the issued share capital of O2 (other than by Telefónica or one of its Associated Undertakings);

"Competing Transaction" means any and all of: (i) a Competing Offer; and (ii) any transaction or action which would require an announcement by O2 under the Listing Rules or which would amount to an action or transaction for which shareholders' consent or Telefónica's consent would be required under Rule 21 of the Code;

“Consent” means any approval, consent, ratification, waiver or other authorisation;

“European Commission” means the Commission of the European Communities;

"Listing Rules" means the listing rules of the Financial Services Authority;

“Offer Document” the offer document, intended to be sent to O2 shareholders, setting out the terms of the Offer;

“Offer Price” means the offer price of 200 pence per O2 ordinary share;

“O2 Connected Person” means each Associated Undertaking of O2 and each of the partners, directors, officers, employees, consultants, agents and advisers of O2 and each such Associated Undertaking;

"Panel" means the Panel on Takeovers and Mergers;

"Parties" means Telefónica and O2 and "Party" shall mean either of them;

"Press Announcement" means the press announcement that may be issued in accordance with Rule 2.5 of the Code to announce the terms of the Offer, a draft of which is in the agreed form;

“Scheme” means a scheme of arrangement under section 425 of the Companies Act 1985;

"Termination Date" means a date on which this Agreement terminates in accordance with clause 6; and

“Unconditional Date” means a date on which the Offer becomes or is declared unconditional in all respects or, if implemented by way of a Scheme, the effective date of the Scheme.

1.2	In this Agreement a document expressed to be "in the agreed form" means a document in a form which has been agreed by the Parties and which has, for the purposes of identification, been initialled by them or on their behalf.

1.3	Unless otherwise defined in this Agreement, words defined in the Press Announcement have the same meaning in this Agreement.

1.4	References in this Agreement to statutory or regulatory provisions shall be construed as references to those provisions as respectively amended, consolidated, extended or re- enacted from time to time and any orders, regulations, instruments or other subordinate legislation made from time to time under the statute concerned.

1.5	Definitions in this Agreement that are set out elsewhere than in clause 1.1 shall have effect as if they were set out in clause 1.1.

1.6	In this Agreement reference to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality.

1.7	This Agreement is executed and delivered as a deed.

2.	Conduct of Business

2.1	Without the prior written consent of Telefónica, O2 undertakes that it will not, and that it will procure that no O2 Connected Person will, prior to the earlier of (i) the Unconditional Date or a Termination Date or (ii) 30 June 2006, grant any options under the O2 Share Option Schemes (as defined in the Press Announcement).

2.2	O2 undertakes that it will not, and that it will procure that no O2 Connected Person will, prior to the earlier of (i) the Unconditional Date or a Termination Date or (ii) 30 June 2006:

	(A)	without the prior written consent of Telefónica, directly or indirectly agree to enter into any transaction which would require an announcement by O2 under the Listing Rules or O2 Shareholder approval under Rule 21 of the Code; or

	(B)	directly or indirectly solicit, or initiate a Competing Transaction; or

	(C)	discuss, progress, encourage or facilitate any Competing Transaction.

The undertakings in sub-clauses (B) and (C) above shall not prevent the directors of O2 from responding to or pursuing an unsolicited proposal relating to a Competing Transaction from a third party where to do so is necessary or desirable to comply with their fiduciary duties or their obligations under the Code.

2.3	O2 undertakes that it will, and that it will procure that any relevant O2 Connected Person will, notify Telefónica of:

	(A)	any communication, invitation, approach or enquiry by anyone other than Telefónica concerning a Competing Transaction without being obliged to disclose any futher information in respect thereof;

	(B)	any request for information on O2 made under Rule 20.2 of the Code or otherwise by anyone other than Telefónica; and

	(C)	any decision by the Board of O2 to alter or withdraw its recommendation of the Offer,

as soon as reasonably practicable upon, and in any event by no later than the business day following, O2 or any O2 Connected Person becoming aware of the relevant matter. Telefónica will hold any information received by it under this clause 2.3 subject to the terms of the existing confidentiality agreement between the Parties.

2.4	In the event that O2 or any O2 Connected Person receives any such request as is referred to in clause 2.3(B) it shall, in complying with such request, provide only such information (and in the same form) as it has previously provided to Telefónica and only to the extent that such information has been requested, save that, if the Directors of O2 reasonably believe it to be in the best interests of the shareholders of O2, O2 shall be permitted to provide additional information to that referred to above and shall without delay send a copy of such information (or a summary of any such information) to Telefónica.

2.5	By executing and delivering this Agreement O2 warrants and confirms that it is not currently in discussions with any person other than Telefónica which relates to or could potentially relate to a Competing Transaction.

2.6	O2 undertakes that, prior to the earlier of (i) the Unconditional Date or a Termination Date or (ii) 30 June 2006, and save with the prior written consent of Telefónica, it will carry on and procure its subsidiaries to carry on business in the ordinary and usual course and not make (or agree to make) any payment, cash distribution or distribution in specie outside the ordinary course of trading (including any extraordinary dividend save for the interim dividend of 1.54 pence per O2 Share referred to in the Press Announcement) which would be material for disclosure in the context of the Offer or knowingly do any act, matter or thing which would cause any of the conditions of the Offer set out in the Press Announcement not to be satisfied or not to be capable of being satisfied.

2.7	O2 hereby undertakes not to take any action which would prejudice the continued availability of the £1 billion facility available to the O2 group and currently undrawn and confirms that (save in respect of the existence of a change of control clause in the Facility) it is not aware of any reason why the Facility would not be available in full after the Unconditional Date and it will not draw down any amount under such facility.

2.8	O2 confirms that:

	(A)	as at 30 October 2005, the number of O2 ordinary shares in issue was 8,766,496,589;

	(B)	as at the close of business on 30 September 2005 the fully diluted share capital of O2 was 8,905,550,958 O2 ordinary shares, and since that date:

		(1)	there have been no further grants of options or share awards under any of O2’s share option schemes; and

		(2)	there have been no O2 ordinary shares issued or allotted save pursuant to the exercise of options or vesting of awards in existence at that date.

2.9	Telefónica and O2 will use their best endeavours to agree a schedule dealing with employee benefit arrangements prior to the posting of the Offer Document.

3.	Implementation of the Offer

3.1	Provided that the directors of O2 are continuing to recommend the Offer, following release of the Press Announcement the board of directors of each Party will use all reasonable endeavours to implement the Offer (including, without limitation, by way of a Scheme as more fully referred to in clause 3.2) and to give effect to the matters specified in, and to act in accordance with, the Press Announcement.

3.2	Telefónica may elect to implement the acquisition of shares contemplated by the Offer by way of a Scheme and following any such election and, provided that the directors of O2 are continuing to recommend the Offer, the board of directors of each Party will use all reasonable endeavours to procure that all steps, measures or actions necessary or advisable to be taken to implement a Scheme are taken (including in the case of O2, without limitation, by taking all steps, measures and actions needed to convene the relevant shareholder and court meetings, to send a relevant circular to O2 shareholders, and to ensure that all relevant court forms are completed, issued, presented and filed as appropriate).

3.3	Provided that the directors of O2 are continuing to recommend the Offer, each party shall use all reasonable endeavours to finalise the Offer Document by 15 November 2005 and provide such co-operation and information (including such information as is necessary for the Offer Document to comply with all applicable legal and regulatory provisions and the requirements of the Code) as the other may reasonably request to implement the Offer.

3.4	The Parties will co-operate with a view to any necessary statutory or regulatory clearances or obligations (including under the Code) in connection with the Offer being obtained or complied with in a timely and expeditious manner, and in particular Telefónica and O2 shall co-operate in any dealings with or submissions to the European Commission and any other Authority the Consent of which is required or considered desirable in connection with the Offer to ensure that:

	(A)	the proposed transaction is validly and promptly notified to any such Authorities;

	(B)	all requests and enquiries from any such Authority shall be dealt with promptly by the parties in consultation with each other and in any event in accordance with any relevant time limit, with each party promptly providing all information and assistance reasonably required by any such Authority upon being requested to do so by such Authority or the other party;

	(C)	where practicable and unless otherwise agreed, O2 shall provide copies of any proposed communication with any such Authority (other than those of an administrative nature) to Telefónica, together with any supporting documentation or information reasonably requested by Telefónica, and shall take due consideration of any comments that Telefónica may have in relation to such proposed communication prior to making it, provided that O2 shall not be required to disclose any confidential information or business secrets which have not previously been disclosed to Telefónica;

	(D)	unless otherwise agreed, O2 shall promptly provide Telefónica with copies of any written communications and reports of all other communications with any such Authority subject to the deletion of confidential information or business secrets which have not previously been disclosed to Telefónica;

	(E)	save with the prior written consent of Telefónica, O2 will not apply to the Panel on Takeovers and Mergers for a suspension of the offer timetable under the Code at Day 37 or any other time; and

	(F)	Telefonica shall not do anything such that any obligation or requirement imposed by the Federal Network Agency (”BNA”) on Telefonica or any of its Associated Undertakings in Germany, as a result of the announcement or making of the Offer or in anticipation of completion thereof, which (i) relates to its or their existing mobile telephony business in Germany or (ii) could be satisfied or complied with by Telefonica or any of its Associated Undertakings in Germany taking or agreeing to take any action in relation to such business, shall cause any of the conditions to the Offer set out in the Press Announcement to fail to be satisfied.

3.5	The Board of Directors of Telefónica will procure that the appointments of executives of O2 referred to in the Press Announcement are made.

4.	Matching Right

4.1	O2 undertakes that in the event that a Competing Offer is announced it shall not (and it shall procure that no O2 Connected Person shall) if such Competing Offer is not at the time of announcement recommended by the directors of O2, accept, recommend, approve or enter into any agreement to implement such Competing Offer and shall not recommend such Competing Offer before the date which is six business days after the date on which the Competing Offer is announced unless Telefónica shall have failed:

	(A)	within 3 business days of the announcement of the Competing Offer to confirm to O2 that it intends to increase its Offer to a price per share greater than that provided under the Competing Offer or to make an offer or proposal which would, in the reasonable opinion of JPMorgan Cazenove and Merrill Lynch, provide superior financial value to O2 shareholders than the Competing Offer; and

	(B)	to announce any such increase as is referred to in clause 4.1(A) within 5 business days of the announcement of the Competing Offer.

4.2	O2 undertakes that if a Competing Offer is announced which is recommended by the directors of O2, it shall enter into discussions with Telefónica with a view to determining whether Telefónica is prepared to increase the Offer as provided in –clause 4.1(A).

5.	Inducement Fee

5.1	In consideration of Telefónica agreeing to make the Offer, O2 agrees, as an inducement to the publishing of the Press Announcement, to pay Telefónica a fee of an amount equal to the value of one per cent. of the fully diluted share capital of O2 at the Offer Price, as calculated in accordance with Rule 21.2 of the Code (inclusive of VAT (or equivalent) save to the extent recoverable by O2) in cash by way of compensation (the "Inducement Fee") where the Press Announcement is released by not later than 1 November 2005, and following the Press Announcement, but before the Offer lapses or is withdrawn, any Competing Offer is announced whether to be implemented by way of an offer or a scheme of arrangement and the Offer subsequently lapses or is withdrawn and such Competing Offer becomes or is declared wholly unconditional (or if implemented by way of a Scheme, the Scheme becomes effective).

5.2	The Inducement Fee shall become payable within 3 business days of the date on which the Competing Offer referred to in clause 5.1 above becomes wholly unconditional (or if implemented by way of Scheme, the Scheme becomes effective).

5.3	The Inducement Fee shall cease to be payable by O2 if the Offer becomes or is declared unconditional in all respects (or, if the Offer is implemented by way of a Scheme, the Scheme becomes effective).

6.	Termination

6.1	Without prejudice to the obligation (if any), of O2 to pay an Inducement Fee in the circumstances contemplated in clause 5.1, this Agreement will terminate with immediate effect if the Offer lapses or is withdrawn by Telefónica and is not replaced forthwith by an offer by Telefónica on substantially identical terms.

6.2	Save in respect of clauses 5, 7, 9 and 11 which shall survive termination, if this Agreement terminates, the obligations of the Parties hereunder shall lapse and this Agreement shall be of no further effect and neither of the Parties shall be under any liability to the other in respect thereof, except in respect of any antecedent breach.

7.	Costs

Save as set out in clause 5, each of the Parties shall bear its own costs in connection with this Agreement and the Offer and the implementation of the Offer.

8.	Information Supplied

Each Party confirms that the information supplied by it or to be supplied by it or any of its subsidiaries or their respective agents for inclusion or incorporation by reference in the Press Announcement, the Offer Document or any other document to be issued to shareholders of O2 is to the best of its knowledge and belief, complete and accurate in all material respects and not misleading in any material respect.

9.	Notices

Without prejudice to any acknowledgement by an addressee that notice has been duly given or received, any notice or other communication desired to be given or made hereunder shall be given or made by sending the same by legible facsimile transmission ("fax"), in the case of Telefónica marked for the attention of the General Counsel (with a copy to Simmons & Simmons, marked for the attention of Mark Curtis and Edward Baker, (+44 207 628 2070)) and in the case of O2 marked for the attention of the General Counsel and Secretary (with a copy to Freshfields Bruckhaus Deringer, marked for the attention of Will Lawes). A fax shall be deemed to have been received on delivery or despatch if delivered or sent on a business day if delivered or sent before 5.30 p.m. or (if not so delivered or sent) at 9.00 a.m. on the next such business day.

10.	General

10.1	This Agreement shall not be assignable by any Party but shall be binding upon and enure for the benefit of each Party's successors.

10.2	This Agreement may only be varied by written document signed by both Parties.

10.3	If any provision or part of this Agreement shall be held void or unenforceable or in conflict with the law of any jurisdiction any provision or part so held void or unenforceable or in conflict as aforesaid shall be severed from this Agreement or otherwise modified to become valid and enforceable insofar as it relates to the jurisdiction only and the enforceability and validity of any other parts or provisions of this Agreement shall not be affected by such severance or modification.

10.4	This Agreement may be executed in counterparts, which shall together constitute the Agreement. This Agreement shall be of no effect until each Party has executed at least one counterpart.

11.	Law and Jurisdiction

This Agreement shall be governed by, and construed in accordance with, English law. In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (“Proceedings”), each of the parties irrevocably submits to the non-exclusive jurisdiction of the English courts and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum.

12.	Third Party Rights

No person who is not a party to this Agreement shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

IN WITNESS whereof this Agreement has been executed and delivered as a deed of the Parties the day and year first above written.

EXECUTED AND DELIVERED	)
as a DEED of	)
TELEFÓNICA acting by	)
its duly authorised representative	)

EXECUTED AND DELIVERED	)
as a DEED of	)
O2 plc acting by	)

Director

Director/Secretary

THIS AGREEMENT is made on 18 November 2005

BETWEEN:

TELEFÓNICA, S.A., a company incorporated under laws of Spain having its registered office at Gran Via, 28, 28013 Madrid, Spain (Telefónica); and

O2 plc, a public company limited by shares incorporated in England and Wales with registered number 05310128 whose registered office is at Wellington Street, Slough, Berkshire SL1 1YP, England (O2)

WHEREAS

(A) The parties entered into a Framework Agreement dated 31 October 20 May 2005 (the Framework Agreement) relating to certain matters in respect of the recommended offer by Telefónica (or any wholly-owned subsidiary of Telefónica) to acquire the entire issued and to be issued share capital of O2 announced on 31 October 2005.

(B) The terms of the Framework Agreement included a provision requiring the parties to use their best endeavours to agree a schedule dealing with employee benefit arrangements prior to the posting of the Offer Document and such a schedule has now been agreed

IT IS AGREED as follows:

INTERPRETATION

1.1 Words and expressions defined in the Framework Agreement shall, unless the context otherwise requires, have the same meanings when used in this Agreement.

1.2 The Schedule to this Agreement forms part of this Agreement.

AMENDMENT OF FRAMEWORK AGREEMENT

2.1 In consideration of each of the parties entering into this Agreement, the parties hereby agree that the Framework Agreement shall be amended as follows:

(a)	there shall be added to the Table of Contents at Page i, reference to a Schedule, page reference 9;

(b)	the existing clause 2.9 shall be deleted in its entirety and replaced with the following as a new clause 2.9:

“2.9 Telefónica and O2 agree that the terms of the Schedule shall apply in relation to employee benefit arrangements and each undertakes to comply with the terms thereof.”; and

(c)	by the inclusion of the Schedule attached to this Agreement as a Schedule to the Framework Agreement.

NO RIGHTS UNDER CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

3 A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

COUNTERPARTS

4. This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all the counterparts shall together constitute one and the same instrument.

GOVERNING LAW

5. This Agreement and the relationship between the parties shall be governed by, and shall be construed in accordance with, the laws of England and Wales.

VARIATION

6. No variation of any of the terms of this Agreement (or of any other documents referred to herein) shall be valid unless it is in writing and signed by or on behalf of each of the parties hereto. The expression "variation" shall include any variation, supplement, deletion or replacement however effected.

IN WITNESS WHEREOF this Agreement has been signed by and on behalf of the parties the day and year first before written.

SIGNED by	)
for and on behalf of	)
TELEFONICA S.A.	)

SIGNED by	)
for and on behalf of	)
O2 PLC	)

SCHEDULE

1.	Key Managers

1.1	Telefónica acknowledges the importance of retaining and incentivising the following ten members of O2’s management (the “Key Managers”):

Peter Erskine David Finch Andrew Harley Richard Poston Matthew Key Rudolf Gröger Danuta Gray Sohail Qadri Dave Williams Philip Bramwell

1.2	Telefónica agrees that, with effect from the date on which the Offer becomes or is declared unconditional in all respects (the “Unconditional Date”) each of the Key Managers (other than Rudolf Gröger) will have an initial fixed term contract of two years and that the terms of Rudolf Gröger’s service contract will be amended so that with effect from the Unconditional Date he will have an initial fixed term contract of four years.

1.3	Telefónica further agrees that O2 will make available a pool of up to £17 million (allocated on a basis to be agreed) to fund retention payments to the Key Managers. The eligibility of the Key Managers to participate in these payments will be conditional on their waiving their right to any compensation in respect of share scheme rights which did not fully vest on the change of control of O2, to which they would otherwise be entitled under their service contracts if their employment was terminated in the twelve months following the Unconditional Date. Payments will be conditional on the Key Managers (i) not having given notice to resign their employment; and (ii) not having been dismissed summarily (i.e. without notice or any payment in lieu of notice) in accordance with their service contract, in both cases prior to the second anniversary of the Unconditional Date and, subject thereto, will be made on that date.

2.	SAYE schemes

2.1	In view of the fact that certain options under O2’s UK, Irish and International SAYE schemes will become exercisable following the Unconditional Date over less than the full number of O2 shares otherwise available on the maturity of their savings contracts, Telefónica agrees that, subject to the provisions contained in paragraph 3.1 below, O2 will pay compensation to SAYE optionholders of an amount, not exceeding £21.9 million, equal to the additional profit which the employees would have received had they continued to make savings under the SAYE schemes to the bonus date of their savings contracts (when they would have acquired the full number of shares under option). This compensation payment will be subject to UK income tax and employees’ and employer’s NICs (and equivalent tax and social security contributions outside the UK).

2.2	UK SAYE options granted on 20 December 2002 under a three-year savings contract (“Maturing Options”) will reach their bonus date on 13 February 2006. This will enable holders of Maturing Options to exercise using the terminal bonus payable under their savings contract, and is therefore beneficial to them. The final exercise date for such options is the expiry of any period during which Telefónica is bound or entitled to acquire shares in O2 under the compulsory acquisition procedures in sections 428 to 430F of the Companies Act 1985 (“Compulsory Acquisition”). In the light of this, Telefónica agrees that it will not issue notices implementing Compulsory Acquisition at a date earlier than 23 January 2006 (unless such delay would result in Telefónica being unable to implement Compulsory Acquisition at all).

3.	Existing Share Options and Awards

3.1	O2 confirms that the Annex to this schedule contains accurate and complete details, on a fully diluted basis, of all options over and awards in respect of O2 shares granted as at 11 November 2005 to employees and directors under all employee share schemes operated by O2 or relating to O2 shares (the “Employee Share Schemes”). The 8,902,650,037 O2 Shares referred to in the Annex to this schedule as the “Total diluted equity base” constitutes the existing issued share capital of O2 together with 134,829,724 net O2 Shares being the only O2 Shares capable of being issued under the Employee Share Schemes or otherwise pursuant to any obligation of O2. This assumes that the Unconditional Date occurs prior to January 31st 2006. In the event that the Unconditional Date occurs after January 31st 2006, certain options under O2’s UK, Irish and International SAYE schemes described in Section 2.1 above might become exercisable and therefore the number of net O2 Shares capable of being issued under the Employee Share Schemes referred to above would increase (in an amount not exceeding 16,073,796 O2 Shares) and there would be a corresponding decrease in the £21.9m compensation payable to SAYE scheme participants referred to in section 2.1 above.

3.2	Subject to Telefónica’s rights under the Code to close the Offer, the Offer will extend to all O2 shares acquired on the exercise or vesting of all options and awards granted to employees and directors under the Employee Share Schemes.

3.3	O2 confirms that it will not, following the date of the announcement of the Offer, grant any options or awards over O2 shares pursuant to the Employee Share Schemes or otherwise, without the consent in writing of Telefónica.

3.4	O2 confirms that no O2 shares will be capable of being issued or awarded under the Employee Share Schemes or otherwise after the implementation by Telefónica of Compulsory Acquisition.

3.5	Employees and directors whose options under O2’s Executive Share Option Schemes become exercisable on the Unconditional Date (or are already exercisable at that date), will not be required to finance the exercise of such options. Instead, arrangements will be put in place (cashless exercise) by which the exercise price will be deducted from the consideration due on the acquisition of their O2 shares, and paid to O2 (which will also arrange the deduction of any employee’s National Insurance Contributions (and equivalent social security contributions outside the UK) (“NICs”) and income tax liabilities due on the exercise of any non-tax favoured options, and will remit such employee’s NICs and income tax to HM Revenue & Customs or the equivalent outside the UK), and pay the balance to the employee, in cash or loan notes as appropriate.

3.6	Vesting levels under those Employee Share Schemes which are performance-related (that is, O2’s Performance Share Plan and Deferred Equity Incentive Plan) and require the exercise of discretion in relation to the Offer will be as determined by the Remuneration Committee of O2. Telefónica is content with an arrangement under which:

	(A)	Awards made in 2003 and 2004 would vest in full, and the O2 shares under those awards be released immediately; and

	(B)	Awards made in 2005 would vest in full (and O2 be released from any further obligation in respect of the awards), but the Offer proceeds for those O2 shares under award would be released on the first anniversary of the Unconditional Date subject to the participant (i) not having given notice to resign their employment, and (ii) not having been dismissed for cause in accordance with their service contract, in both cases prior to such first anniversary.

3.7	The Chairman of O2 has a conditional share award over 292,397 O2 shares which would normally vest in July 2007 provided he built up a personal holding of 350,877 O2 shares by 29 July 2005. The Chairman built up his personal holding by 29 July 2005. The O2 Remuneration Committee has determined that the full number of O2 shares under the award should vest on the Unconditional Date, and his personal shareholding should be released.

4.	Cash bonus scheme

4.1	Telefónica agrees that O2 will honour the cash bonus payments which will become payable under the 2005/06 cash bonus scheme. In light of the fact that Telefónica may, from the date on which the Offer becomes or is declared unconditional in all respects (the “Unconditional Date”), set different commercial objectives for O2 to those that have been assumed for the 2005/06 bonus scheme, Telefónica agrees that the Remuneration Committee of O2 will determine the minimum level of bonus for 2005/06 by reference to performance to the end of December 2005 (which would include updated forecasts to 31 March 2006). This will be paid at the usual time.

4.2	Where an employee’s employment is terminated by O2 or Telefónica other than for cause in the 12 months following the Unconditional Date (whether before or after 31 March 2006), without prejudice to other elements of compensation under the employee’s termination package, O2 will have the discretion to pay to the employee a pro-rata bonus determined by reference to the full year bonus paid or payable in respect of the financial year ending 31 March 2006.

5.	Pensions

At the request of the O2 board, the trustees of the UK Defined Benefit Pension Scheme have met with the company’s Consulting Actuary and obtained the latest available information as to the valuation of the scheme assets as at 30 September 2005. Based on the latest available information, the trustees concluded that the amount required to fund the accrued benefits of members within the scheme is in deficit to the amount of £81 million as at this date. Telefónica agrees that O2 may make a payment to the pension scheme not exceeding £81 million prior to the Unconditional Date.

6.	Provision in O2 financial statement

On or prior to the Unconditional Date, all payments agreed to be made by O2 under the terms of this schedule (including all employers’ NICs (or equivalent social security contributions outside the UK) which O2 is required to pay in respect of O2 shares acquired under or payments received in respect of the Employee Share Schemes) will, so far as permissible under applicable accounting standards, be fully provided for in the financial statements of O2 for the financial period of O2 ending 31 December 2005.

7.	Other employee issues

Telefónica considers of primary importance the retention and integration of O2 executives and employees into the Telefónica Group, as well as their motivation to achieving outstanding performance and business results. To that end, Telefonica is committed to develop a long term incentive programme for the future.

ANNEX

Position as at 11/11/05

Scheme	Date of Grant	Option Price/Award price*	As at date of grant	Outstanding 11/11/05	At 11/11/0 (vest on acquisition)

Executive Options
2001	23-nov-01	£0,87	51.193.412	15.897.238	15.897.238
2002	27-feb-02	£0,64	2.134.693	590.985	590.985
2002	28-mar-02	£0,6875	9.364.834	2.044.044	2.044.044
2002	25-jul-02	£0,46	78.802.229	18.074.647	18.074.647
2003	30-ene-03	£0,48	2.114.716	1.043.170	1.043.170

			143.609.884	37.650.084	37.650.084

Legacy options
These options were originally granted over BT	08-dic-94	£0,81		30.331	30.331
shares hence the early grant dates. They were	02-ago-00	£1,93		88.602	88.602
subsequently regranted over O2 shares shortly	14-nov-00	£1,50		44.344	44.344
after demerger.	14-mar-01	£1,16		14.934	14.934

				178.211	178.211

Share Save
3 years	21-dic-01	£0,7320	17.537.450	101.140	101.140
5 years	21-dic-01	£0,7320	13.331.016	1.765.214	1.412.171
3 years	20-dic-02	£0,4400	23.813.565	19.205.757	19.205.757
5 years	20-dic-02	£0,4400	13.750.086	12.281.033	7.368.620
3 years	18-dic-03	£0,5380	10.303.402	8.415.091	5.610.061
5 years	18-dic-03	£0,5380	4.258.392	3.777.219	1.510.888
3 years	17-dic-04	£0,9160	7.071.700	6.580.927	2.193.642
5 years	17-dic-04	£0,9160	1.866.730	1.687.117	337.423

			91.932.341	53.813.498	37.739.702

			235.542.225	91.463.582	75.389.786

Restricted Share Plan

RSP	23-nov-01	£0,8683333	6.622.864	0	0
RSP	27-feb-02	£0,6308300	166.447	0	0
RSP	28-mar-02	£0,6875000	3.511.802	0	0
RSP	29-jul-04	£0,8550000	2.143.089	2.143.089	2.143.089
RSP	26-ene-05	£1,2350000	85.020	85.020	85.020
RSP	26-jul-05	£1,4200000	176.553	176.553	176.553

			12.705.775	2.404.662	2.404.662

Performance Share Plan

PSP	31-jul-03	£0,5300000	26.142.313	22.782.299	22.782.299
PSP	12-feb-04	£0,8742000	395.642	357.036	357.036
PSP	29-jul-04	£0,8550000	11.888.470	11.266.492	11.266.492
PSP	26-ene-05	£1,1235000	118.376	118.376	118.376
PSP	26-jul-05	£1,4200000	15.571.531	15.571.531	15.571.531

			54.116.332	50.095.734	50.095.734

Deferred Equity Incentive Plan
DEIP	29-jul-04	£0,8550000	8.258.708	7.448.183	7.448.183
DEIP	26-ene-05	£1,1235000	102.024	102.024	102.024

			8.360.732	7.550.207	7.550.207

Deferred Bonus Awards
DBA	26-jul-05	£1,4200000	1.866.990	1.866.990	1.866.990

			1.866.990	1.866.990	1.866.990

Total share rights under options/share scheme awards				153.559.386	137.485.590
Less shares held in trust to meet awards (RSP/DEIP)					-2.656.316

Total net share issuance rights under options/share scheme awards					134.829.274
11/11/05 issued share capital (pre dilution)					8.767.820.763

Total diluted equity base					8.902.650.037

In this Annex:
Executive Options means The O2 Share Option Plan
Legacy options means The O2 Legacy Option Plan
Share Save means The O2 Sharesave Plan (including The O2 Sharesave Plan for Irish Employees) and The O2 International Share Save Plan Restricted Share Plan means The O2 Restricted Share Plan
Performance Share Plan means The O2 Performance Share Plan
Deferred Equity Incentive Plan means The O2 Deferred Equity Incentive Plan
Deferred Bonus Awards means the deferred bonus arrangements established by O2
Shares held by the Trustees of The O2 Share Ownership Plan and The O2 Success Sharing Share Scheme (“S4”) are included in the issued share capital figure.”

*Options were awarded with an exercise price that was payable by the participant on exercise of the options. The award price which is used in respect of PSP, DEIP, RSP and DBA awards is merely the figure used to calculate the number of shares to be granted and is not payable by the participants on vesting.